UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007.

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-32324

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U-Store-It, L.P.

401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U-Store-It Trust

50 Public Square

Suite 2800

Cleveland, OH 44113

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Plan Committee of U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at year-end) at December 31, 2007 listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maloney + Novotny LLC
Cleveland, Ohio
June 20, 2008

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS

INVESTMENTS, AT FAIR VALUE
U-Store-It Common Stock	$175,883	$17,179
Deposits with insurance company:
General Guaranteed Interest Account	134,617	184,482
Pooled separate accounts:
Money Market Account	951,766	616,983
Bond & Mortgage Account	162,299	197,604
Bond Emphasis Balanced Account	58,716	93,473
Diversified International Account	400,078	281,279
Fidelity Advisor Mid Cap Growth II Account	58,026	90,373
Large Cap Blend I Account	39,594	59,420
Large Cap Growth II Account	147,540	78,813
Large Cap Stock Index Account	275,069	270,037
Large Cap Value I Account	77,334	74,983
Mid Cap Value I Account	101,504	117,757
Small Cap Growth III Account	110,704	55,741
Small Cap Value Account	35,732	38,582
Small Company Blend Account	80,889	109,426
Stock Emphasis Balanced Account	38,331	121,261

NET ASSETS AVAILABLE FOR BENEFITS	$2,848,082	$2,407,393

The accompanying notes are an integral part of these financial statements.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS
Investment income:
Interest and Dividend Income	$8,147	$6,538
Net appreciation (depreciation) in fair value of investments:
U-Store-It Common Stock	(57,437)	4,384
General Guaranteed Interest Account	4,376	4,247
Pooled separate accounts	134,891	259,855

Total investment income	89,977	275,024

Contributions:
Participants	864,265	466,352
Employer	247,881	77,755
Rollovers	413,693	12,435

Total contributions	1,525,839	556,542

Total additions	1,615,816	831,566

DEDUCTIONS
Benefits paid directly to participants	1,139,077	1,052,564
Administrative expense	36,050	34,659

Total deductions	1,175,127	1,087,223

NET INCREASE (DECREASE)	440,689	(255,657)

NET ASSETS AVAILABLE FOR BENEFITS – BEGINNING OF YEAR	2,407,393	2,663,050

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$2,848,082	$2,407,393

The accompanying notes are an integral part of these financial statements.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.          Description of the Plan

The following description of the U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan (effective January 1, 2008 renamed as the U-Store-It, L.P. 401(k) Retirement Savings Plan) (“Plan”) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution (401(k) salary deferred) plan which provides savings benefits to eligible employees.  Under the Plan, all employees of U-Store-It Mini Warehouse Co. (and effective January 1, 2008, all employees of U-Store-It, L.P.) (“Company”) who have met eligibility requirements can participate in the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”), as amended.

The Plan was amended and restated on March 1, 2007.  See Note 9 for a summary of changes to the Plan.

Participation:

Before March 1, 2007:  An employee could elect to participate in the Plan on the first day of January, April, July or October coincident with or following attainment of the age of 21 and completion of at least 1,000 hours of service during an eligibility computation period. Unless employees elected otherwise upon becoming eligible to participate in the Plan, they were automatically deemed to participate in the Plan.

On and after March 1, 2007:  An employee may elect to participate in the Plan as of the first pay period coincident with first of the month following attainment of the age of 21 and completion of 30 days of service. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they are automatically deemed to participate in the Plan.

Contributions:

Participating employees may elect to contribute up to 100% of eligible compensation on a pre-tax basis.  These elective pre-tax contributions may not exceed federally established limits on an annual basis.  The Company may elect to make matching contributions and additional discretionary contributions.

Prior to March 1, 2007, the Company’s matching contribution for a participant was 20% of the first 20% of the participant’s elective deferral contribution. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they were deemed to have elected to make an automatic contribution of 1% of compensation. Company matching contributions were made for employee deferrals beginning after the completion of one year of service.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.          Description of the Plan (continued)

Contributions (continued):

Beginning March 1, 2007 and after, the Company’s matching contribution for a participant was 50% of the first 6% of the participant’s elective deferral contribution. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they are deemed to have elected to make an automatic contribution of 2% of compensation. Company matching contributions were made for employee deferrals beginning after the completion of six months of service.

No additional discretionary contribution was made for 2007 or 2006 by the Company.

Vesting:

The participants’ contributions and earnings thereon are fully vested at all times. Employer contributions and the earnings thereon are fully vested upon the occurrence of certain events, or vesting is based on years of continuous service in accordance with the following schedule:

Before March 1, 2007:

Years of Plan	Vested
Participation	Percentage

1 year or less	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

On and after March 1, 2007:

Years of Plan	Vested
Participation	Percentage

Less than 1 Year	0%
1	50%
2	100%

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings of the investments the participant has selected. The account is then charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to pay either plan expenses, or to offset Company contributions, at the Company’s discretion.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.          Description of the Plan (Continued)

Participant Accounts (continued):

Company contributions were reduced by $12,573 and $13,576 in 2007 and 2006, respectively, from forfeited nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits:

On termination of service, a participant receives a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Investment Options:

All Plan investments are investment alternatives in the Principal Life Insurance Company (“Principal”) group annuity contract or in employer stock. Participants designate individual investment elections for both employee and employer contributions among the available investment options.

Note 2.          Summary of Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation:

The Plan participates in a flexible investment group annuity contract with Principal, the custodian, which consists of a guaranteed investment contract and pooled separate accounts. The guaranteed investment contract is valued at estimated fair value as determined by Principal, because it is not considered fully benefit responsive. The investments in pooled separate accounts are recorded at estimated fair value as determined by Principal based on its valuation of the underlying securities as of the last day of the plan year. U-Store-It Trust stock is stated at fair value using quoted market prices on the last day of the plan year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

Payment of Benefits:

Benefits are recorded when paid.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2.                             Summary of Accounting Policies (continued)

Administrative Expenses:

Administrative expenses are paid by the Company or the Plan at the Company’s discretion. Various fees and expenses are currently being charged directly to the Plan.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Note 3.                             Investments

Investments exceeding 5 percent or more of the Plan’s net assets are disclosed in the statements of net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, where fair value has been determined to be the relevant measurement attribute. This statement is effective for fiscal periods beginning after November 15, 2007. Adoption of this standard is not expected to materially impact the Plan’s financial statements.

Note 4.                             Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 5.                             Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Presently, there is no intention on the part of the Company to terminate the Plan.

Note 6.                             Tax Status

Effective with the March 1, 2007 amendment to the Plan, the Company adopted a prototype Plan. On November 20, 2000, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(k) of the IRC (Internal Revenue Code). The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7.                             Guaranteed Interest Account Surrender Charges

If all or a portion of a Guaranteed Interest Account is surrendered (not dependent upon the death, termination of employment, disability or retirement of a member), the amount available will be reduced by a surrender charge equal to the following:

(a)               If the guaranteed interest rate in effect for contracts of this class for the date of surrender is equal to or less than the composite guaranteed rate for such account there is no charge.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(b)              If the guaranteed interest rate in effect for contracts of this class for the date of surrender is greater than the composite guaranteed rate for such account, such charge is equal to

1)                   the difference between such guaranteed interest rate for such date of surrender and such composite guaranteed rate multiplied by

2)                   the number of years (including fractional parts of a year) remaining in the guarantee period for such guaranteed interest account multiplied by

3)                   the amount being surrendered.

If the entire account is surrendered, such Guaranteed Interest Account will be applied on the date of surrender and the difference between the amount applied and the surrender charge, if any, determined above will be paid or transferred.

Note 8.          Related Party Transactions

The Plan’s investments include a guaranteed investment contract and shares of pooled separate accounts managed by Principal. Principal is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to Principal totaled $36,050 for 2007 and $34,659 for 2006.

The parent company of U-Store-It Mini Warehouse Co. is U-Store-It Trust and U-Store-It, L.P. (NYSE: YSI). The investment alternative of YSI Common Stock was added effective January 1, 2006 for both employee elective deferrals and employer matching contributions. At December 31, 2007 and 2006, the Plan held 19,201 and 836 shares of YSI common stock with a value of $175,883 and $17,179, respectively. Included in interest and dividend income for 2007 and 2006 was $2,783 and $1,239 of dividends on YSI stock, respectively. During 2007, the Plan purchased 19,321 shares of YSI stock at a cost of $229,191 and sold 956 shares with a cost of $16,268 for a loss of $3,217. During 2006, the Plan purchased 3,387 shares of YSI stock at a cost of $64,928 and sold 2,551 shares with a cost of $53,709, for a loss of $1,577.

Note 9.          Plan Amendment

Effective January 1, 2006, the Plan was amended to allow participation in separate accounts that invest in funds other than Principal’s and in other authorized investments such as employer securities.

Effective March 1, 2007, the Plan was amended and restated as follows: (a)  the eligibility requirement was changed from one year of service (1000 hours) to the first of the month following 30 days of employment; (b)  the automatic deferral percentage was increased from 1% to 2%; (c)  the service requirement for employer match contributions was changed from one year of service to six months; (d)  the match formula was changed from 20% of the first 20% of compensation deferred to 50% of the first 6% of compensation deferred; and (e)  the vesting schedule for employer contributions was reduced from six years to two years.

Note 10.       Subsequent Events

Effective January 1, 2008, the plan sponsor became U-Store-It, LP, the direct parent of U-Store-It Mini Warehouse Co.

SUPPLEMENTAL SCHEDULE

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

EMPLOYER NO. 34-1203634

PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

			Current
(a)	(b) Identity of Party	(c) Description of Investment	(e) Value

*	U-Store-It Trust	U-Store-It Common Stock	$175,883

*	Principal Life Insurance Company	General Guaranteed Interest Account	134,617

*	Principal Life Insurance Company	Pooled Separate Accounts
		Money Market Account	951,766
		Bond & Mortgage Account	162,299
		Bond Emphasis Balanced Account	58,716
		Diversified International Account	400,078
		Fidelity Advisor Mid Cap Growth II Account	58,026
		Large Cap Blend I Account	39,594
		Large Cap Growth II Account	147,540
		Large Cap Stock Index Account	275,069
		Large Cap Value I Account	77,334
		Mid Cap Value I Account	101,504
		Small Cap Growth III Account	110,704
		Small Cap Value Account	35,732
		Small Company Blend Account	80,889
		Stock Emphasis Balanced Account	38,331

			$2,848,082

*      Represents a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

U-Store-It Mini Warehouse Co.
401(k) Retirement Savings Plan

Date: June 26, 2008	By:	/s/ Timothy Martin
Timothy Martin
Senior Vice President and Chief Accounting Officer
U-Store-It Trust